Exhibit 12
                Computation of Ratio of Earnings to Fixed Charges
                      (Dollars in Millions, Except Ratios)



                                                           Six Months
                                                              Ended                      Years Ended December 31
                                                                         ----------------------------------------------------------
                                                          June 30, 2003    2002        2001         2000         1999       1998
                                                          -------------    ----        ----         ----         ----       ----
Earnings:
     Net earnings                                           $196.3        $366.7 (a)  $273.6 (b)   $285.4 (c)   $318.5     $243.0
     Provision for income taxes                               68.9         128.9        44.2        111.0        140.4      122.4
     Amortization of capitalized interest                      0.3           0.5         0.6          0.5          0.3        0.2
     Fixed charges excluding interest capitalized             10.8          22.5        26.3         24.2         21.3       19.3
                                                            ------        ------      ------       ------       ------     ------
         Total                                              $276.3        $518.6      $344.7       $421.1       $480.5     $384.9
                                                            ======        ======      ======       ======       ======     ======

Fixed Charges:
     Interest expense (gross of interest income)            $  5.8        $ 12.6      $ 16.5       $ 15.0       $ 13.0     $ 12.6
     Amortization of deferred financing expense                0.4           0.7         0.3          0.3          0.3        0.5
     Interest capitalized                                      0.3           0.6         0.3          0.8          1.0        0.6
     Interest component of rental expense                      4.6           9.2         9.5          8.9          8.0        6.2
                                                            ------        ------      ------       ------       ------     ------
         Total                                              $ 11.1        $ 23.1      $ 26.6       $ 25.0       $ 22.3     $ 19.9
                                                            ======        ======      ======       ======       ======     ======

Ratio of Earnings to Fixed Charges                            24.9          22.5        13.0         16.8         21.5       19.3
                                                            ======        ======      ======       ======       ======     ======



(a) Amounts include the benefit of a $5.9 million ($4.4 million, net of tax) reversal of restructuring charges in 2002.

(b) Amounts include the impact of restructuring and other charges in 2001 of $87.7 million ($64.5 million, net of tax).

(c) Amounts include the impact of restructuring and related charges in 2000 of $41.3 million ($29.7 million, net of tax).


In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.